
07005507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38579 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

794 Davis Street
(No. and Street)

San Leandro (City) California (State) 94577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Lawrence Key (510) 297-7432
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
202

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



# ATLAS SECURITIES, LLC

Statement of Financial Condition

December 31, 2006

(With Independent Auditors' Report Thereon)

This report is deemed public in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, W. Lawrence Key, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Atlas Securities, LLC for the year ended December 31, 2006, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Title: President and Chief Operating Officer

State of California )
County of Alameda )

On this 26th day of February, 2007 before me, Diane M. Molter, personally appeared W. Lawrence Key personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.



Diane M. Molter
Notary


DIANE M. MOLTER
Commission # 1418638
Notary Public - California
Alameda County
My Comm. Expires Jun 7, 2007



**KPMG LLP**
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

## Independent Auditors' Report

The Board of Directors
Atlas Securities, LLC:

We have audited the accompanying statement of financial condition of Atlas Securities, LLC (formerly Atlas Securities, Inc.) (the Company) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlas Securities, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
February 27, 2007

## ATLAS SECURITIES, LLC

Statement of Financial Condition

December 31, 2006

### Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,435,175 |
| Receivable from affiliates | | 633,354 |
| Other receivables | | 1,255,189 |
| Investment in securities | | 2,163,742 |
| Goodwill | | 3,676,137 |
| Total | $ | 12,163,597 |

### Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | $ | 7,842,499 |
| Income tax payable to Parent | | 253,443 |
| Due to affiliates | | 428,124 |
| Total liabilities | | 8,524,066 |
| Member's equity | | 3,639,531 |
| Total Liabilities and Member's Equity | $ | 12,163,597 |

See accompanying notes to financial statements.

## ATLAS SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2006

### (1) Significant Accounting Policies

#### *(a) Organization*

Atlas Securities, LLC (the Company) (formerly Atlas Securities, Inc.), a California corporation, was incorporated on May 6, 1987 and is a wholly owned subsidiary of Golden West Financial Corporation (the Parent). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company serves as the sole distributor for Atlas Funds, an open-end management investment company offering seventeen no-load portfolios. The Company also serves as the sole distributor for Atlas Insurance Trust (the Trust), an open-end management investment company. The Company also acts as a general agency in connection with the sale of fixed and variable annuities for which it receives commissions from the insurance company issuing the annuity contracts. The Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC Rule 15c3-3 (the Customer Protection Rule) under the Securities Exchange Act of 1934.

On October 1, 2006, Wachovia Corporation (Wachovia) completed its acquisition (the Acquisition) of the Parent, including Atlas Securities, Inc. As a result of the acquisition, and change in the corporate structure as explained below, the Company recorded approximately $5.2 million of severance liabilities (included in accounts payable); goodwill of $3.7 million and the parent reduced its investment in the Company by $1.5 million. The purchase price allocations are preliminary and are expected to change upon finalization of purchase accounting.

In addition, due to the Acquisition and the joint venture agreement (the JVA) between Wachovia and Prudential Financial, Inc. (Prudential), the Company's net assets are to be contributed to, and its operations merged in with those of, Wachovia Securities Financial Holdings (WSFH). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. The value at which the net assets of the Company are to be contributed into WSFH will be mutually determined by Wachovia and Prudential in accordance with the JVA. In November 2006, the Company notified the NASD of its intentions to transfer the ownership of the Company to WSFH and received approval from the NASD on December 29, 2006.

On December 14, 2006 the Company, changed its corporate structure to a Limited Liability Company.

#### *(b) Revenues*

The Company receives 12b-l fees based on a percentage of average daily net assets per annum of each Atlas Fund portfolio, affiliated mutual funds for which the Company serves as sole distributor. Under the related Distribution Plan between the Company and Atlas Funds, 12-b1 fees revenue is recognized on a monthly basis.

Annuity commissions are based on the amount of each transaction, and, under the General Agency and Selling Agent Agreements between the Company and the issuing insurance companies, are recorded as income when earned. The Company estimates its annuity chargeback reserve for policies that may be surrendered by customers. The reserve is computed based on historical experience and periodic reviews are made to adjust the reserve as necessary.

*(c)* ***Investments and Investment income***

Investments in securities consist of shares in an Atlas Fund Portfolio and are recorded at fair value as determined by its publicly available net asset value.

*(d)* ***Income Taxes***

On December 14, 2006, the Company converted from a taxable corporation to a single-member Limited Liability Company (SMLLC) and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standard 109, *Accounting for Income Taxes,* after the date of conversion to an SMLLC. After that time, the Company's taxable income primarily becomes taxable to its member.

*(e)* ***Goodwill***

Goodwill consists of preliminary purchase accounting amounts that have been recorded as a result of Wachovia's acquisition of the Parent during the year, the portions of which relating to the Company have been pushed-down to the Company. Goodwill is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment. This test involves comparing the fair value of the business to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of impairment. The Company's impairment evaluation for the goodwill recorded as of December 31, 2006 indicated that it had not been impaired.

*(f)* ***Cash and Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days. At December 31, 2006, approximately $1,783,000 of cash and cash equivalents consisted of an investment in the Atlas Money Market Fund.

*(g)* ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Employee Benefit Plan**

The Company participates with the Parent and affiliates in a 401(k) plan that is available to all eligible employees.



(Continued)

ATLAS SECURITIES, LLC

Notes to Statement of Financial Condition

December 31, 2006

**(3) Related Parties**

The Company shares office facilities and services with its Parent and other related entities and also leases equipment from these entities, the costs of which are allocated among the companies.

**(4) Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires that the Company maintain minimum net capital, as defined. The Company has elected to use the aggregate indebtedness method, permitted by rule 15c3-1, which requires the Company's ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 of net capital. At December 31, 2006, the Company had net capital of $(2,285,374) which was $2,853,645 less than its required minimum capital of $568,271. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was (3.73) to 1. The net capital deficiency was corrected on January 10, 2007 by an additional capital contribution of $10,000,000.

**(5) Subsequent Events**

On February 1, 2007, the sales personnel of the Company became employees of Wachovia Securities, LLC, a subsidiary of WSFH, in connection with the Acquisition, and subsequent to the Company's notification of such action to the NASD. The complete transfer of the Company's net assets, and integration of the Company's operations, into WSFH and its subsidiaries is pending a determination of their value by Wachovia and Prudential.

END